SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                         APPLEBEE'S INTERNATIONAL, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  037899 10 1
             -----------------------------------------------------
                                 (CUSIP Number)

                 Burton M. Sack, Applebee's International, Inc.
                   4551 W. 107th St., Overland Park, KS 66207
                                 (913)967-4000
             -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    12/2/96
             -----------------------------------------------------
            (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037899 10 1                 13D                      Page 2 of 7 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Burton M. Sack (###-##-####)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       SC
--------------------------------------------------------------------------------
   5   CHECK  BOX IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT  TO
       ITEMS 2(d) OR 2(E)                                         [  ]



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,020,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,020,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,022,180
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                  [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       6.5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                              Name: Burton M. Sack
                                 SS# ###-##-####


ITEM 1.           Security and Issuer.

         This statement relates to shares of common stock, $.01 par value per share ("Common Stock") of Applebee's International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4551 W. 107th Street, Suite 100, Overland Park, KS 66207.

ITEM 2.           Identity and Background.

         This statement is being filed by Burton M. Sack ("Sack" or "Reporting Person"). Sack's principal business address is Applebee's International, Inc., 4551 W. 107th Street, Suite 100, Overland Park, KS 66207. Sack is an Executive Vice President and a Director of the Issuer. The Issuer develops, operates and franchises casual dining restaurants under the trademarks of Applebee's Neighborhood Grill & Bar and Rio Bravo Cantina.

         During the last five (5) years, Sack has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Sack was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Sack is a citizen of the United States of America.

ITEM 3.           Source and Amount of Funds or Other Consideration.

         The 2,022,180 shares of Common Stock reported as beneficially owned by Sack include the following:

                  (i)      1,396,250 shares directly owned by Sack;

                  (ii) 341,000 shares owned by the Sack Family Partners, L.P. ("Sack Partners"), a Delaware limited partnership, for which the Reporting Person serves as general partner;

                  (iii) 90,000 shares owned by the Brian M. Sack Irrevocable Trust ("Brian's Trust"), for which the Reporting Person serves as Trustee and of which the Reporting Person's adult son is the sole beneficiary;

                  (iv) 93,350 shares owned by the David A. Sack Irrevocable Trust ("David's Trust"), for which the Reporting Person serves as Trustee and of which the Reporting Person's adult son is the sole beneficiary;

Page 3 of 7 Pages

                  (v) 99,500 shares owned by the Scott A. Sack Irrevocable Trust ("Scott's Trust"), for which the Reporting Person serves as Trustee and of which the Reporting Person's adult son is the sole beneficiary; and

                  (vi) 2,080 shares held in an IRA maintained by Gail Sack, wife of the Reporting Person.

         Sack acquired 2,244,000 shares on October 24, 1994 (the "Closing Date") pursuant to an Agreement and Plan of Merger dated September 7, 1994 (the "Merger Agreement") by and among the Issuer, Gourmet Systems of Massachusetts, Inc. ("Gourmet"), Pub Ventures of New England, Inc. ("PVNE") and the stockholders of PVNE. Under the Merger Agreement, Gourmet was merged into PVNE and PVNE became a wholly-owned subsidiary of the Issuer. Prior to such merger, Sack beneficially owned 46,289 shares of the outstanding Common Stock of the Issuer.

         The Reporting Person, Sack Partners, Brian's Trust, David's Trust and Scott's Trust were stockholders of PVNE prior to the transactions contemplated by the Merger Agreement, and as a result of such transactions, collectively received 2,244,000 shares of Common Stock which was included in the 2,290,289 shares of Common Stock reported as beneficially owned by Sack on the Closing Date.

         Subsequent to the Closing Date the following transactions have taken place with respect to Sack's beneficial ownership:

                  (i) 82,500, 48,500, and 16,500 shares were sold during May 1995, June 1996, and August 1996, respectively, pursuant to two registration statements filed with the Securities Exchange Commission on May 18, 1995 and September 7, 1995;

                  (ii) 115,000 shares were sold in connection with the Issuer's public offering in July 1995; and

                  (iii) 5,609 shares were gifted to various not-for-profit organizations.

ITEM 4.           Purpose of Transaction.

         Sack acquired beneficial ownership of 2,244,000 shares of the Common Stock of the Issuer pursuant to the Merger Agreement described in Item
         3. Under the Merger Agreement, PVNE, a corporation in which Sack beneficially owned a majority of the outstanding common stock, became a wholly-owned subsidiary of the Issuer. Prior to such merger, Sack beneficially owned 46,289 shares of the outstanding Common Stock of the Issuer.

         Sack has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to restrictions imposed by applicable securities laws and regulations, Sack may (but has no present plan or proposal to) dispose of all or part of his investment in securities of the Issuer.

Page 4 of 7 Pages

         Sack has no plans or proposals which relate to or would result in:

                  (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (3) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (4) any material change in the present capitalization or dividend policy of the Issuer;

                  (5) any other material change in the Issuer's business or corporate structure;

                  (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association;

                  (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (9)      any action similar to any of those enumerated above.

ITEM 5.           Interest in Securities of the Issuer.

                  (a) As of December 29, 1996, Sack beneficially owned 2,022,180 shares (6.5%) of the outstanding Common Stock of the Issuer.

                  (b) Sack has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 2,020,100 shares of the Common Stock reported as beneficially owned by Sack herein. Sack's wife has the sole power to vote or direct the vote, and to dispose or to direct the disposition of 2,080 shares of the Common Stock reported as beneficially owned by Sack herein.

                  (c) Other than various gifts as described in Item 3, Sack has not engaged in any transactions in Common Stock of the Issuer during the past sixty (60) days.

                  (d) Except for Sack's wife with respect to 2,080 shares, no person other than Sack has the right to receive or the power to direct the receipt of dividends from, or


Page 5 of 7 Pages
                           the proceeds from, the sale of the Common Stock reported as beneficially owned by Sack herein.

                  (e)      Not Applicable.

ITEM 6.           Contracts, Arrangements, Understandings or Relationships  With
                    Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships between Sack and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option agreements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.           Material to be Filed as Exhibits.

                  None
 .
Page 6 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 10, 1997

By: /s/ Burton M. Sack
   -------------------------------






Page 7 of 7 Pages